FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 11, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated August 11, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO WELCOMES THE DRC GOVERNMENT’S FINAL RATIFICATION OF THE FISCAL ARRANGEMENT UNDER ITS MINING CONVENTION

Toronto, Canada – August 11, 2009 – Banro Corporation (“Banro” or the “Company”) (NYSE AMEX - “BAA”; TSX - “BAA”) is pleased to report that the government of the Democratic Republic of the Congo (the “DRC”) has ratified, with minor modification, the Fiscal Agreement reached between the government and the Company in February 2009. The Company continues to receive full cooperation and support from the DRC’s central and provincial governments as it moves forward to develop its wholly-owned gold projects in the DRC.

In its press release of February 25, 2009, the Company announced that it had received official confirmation from the Government of the DRC that all aspects of the Company’s Mining Convention and its mining licences conform to Congolese law.

The Company has agreed to enhance its existing commitment to the DRC and the local communities of South Kivu and the Maniema provinces through:

•

An advance payment of US$2 million to the DRC government to be made when the Company completes the equity and debt financing process for construction of the Twangiza project. These funds will also be used to support social infrastructure development in the Twangiza and Luhwindja communities and will be credited against future taxes;

•	A pledge of US$200,000 to settle legacy issues with SOMINKI SARL and the transfer to the central government of certain real estate assets redundant to the Company’s operations;
•

4% of future net profits, after return of capital, allocated through the central government to the communities of South Kivu and Maniema provinces for the building of infrastructure projects, including roads and bridges, schools and health care facilities;

•	A royalty of 1% on gold revenues.

Company President and C.E.O. Mike Prinsloo said: “Following this ratification the Company and the government of the DRC remain fully committed to working together towards the development of Banro’s gold projects. This will ensure that the benefits of mineral development contribute to the sustained social and economic development of the communities of South Kivu and Maniema provinces where we operate. Banro has already demonstrated an outstanding commitment to community development through both the Banro Foundation and the Company’s policy of creating capacity-building jobs and opportunities for local Congolese.”

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements in respect of future gold production and the Company’s development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing needed in the future; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company’s activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 30, 2009 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.